                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            Abrams Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  003788 10 6
                          --------------------------
                                (CUSIP Number)


                               Bernard W. Abrams
                             Kandu Partners, L.P.
                                P.O. Box 53407
                            Atlanta, GA 30355-1407
                                (770) 953-0304
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 18, 1999
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 7.

                                  Page 1 of 8
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 003788 10 6                                    PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Kandu Partners, L.P.   58-2465529
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             612,208 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          612,208 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      612,208 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 003788 10 6                                    PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Kandu Management Corp.   58-2464772
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             612,208 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          612,208 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      612,208 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 003788 10 6                                    PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bernard W. Abrams
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             612,208 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          612,208 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      612,208 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

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Item 1.  Security and Issuer.

         This statement is being filed jointly by and on behalf of each of Kandu Partners, L.P., Kandu Management Corp. and Bernard W. Abrams and relates to shares of the common stock, par value $1.00 per share, designated as Common Stock (the "Common Stock") of Abrams Industries, Inc. (the "Issuer").

         The Issuer's principal executive offices are located at 1945 The Exchange, Suite 300, Atlanta, Georgia 30339.

Item 2.  Identity and Background.

Kandu Partners, L.P.

         Kandu Partners, L.P. ("Kandu, L.P.") is a Georgia limited partnership. Kandu, L.P.'s principal business is investment management. The address of Kandu, L.P.'s principal business and its principal office is P. O. Box 53407, Atlanta, GA 30355-1407. Kandu Management Corp., a Georgia corporation, is the sole general partner of Kandu, L.P.

Kandu Management Corp.

         Kandu Management Corp. ("Kandu Corp.") is a Georgia corporation whose principal business is to serve as the general partner of Kandu, L.P. The address of Kandu Corp.'s principal business and its principal office is P. O. Box 53407, Atlanta, GA 30355-1407. Bernard W. Abrams is the sole shareholder, sole director and sole executive officer of Kandu Corp.

Bernard W. Abrams

         The business address of Bernard W. Abrams is P. O. Box 53407, Atlanta, GA 30355-1407. Mr. Abrams is presently retired but serves as a consulting employee of the Issuer and a private investor. Mr. Abrams is a citizen of the United States of America.

         During the last five years, neither Kandu, L.P., Kandu Corp. nor Mr. Abrams has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Conditions.

         On May 18, 1999, Mr. Abrams contributed 606,086 shares of Common Stock to Kandu, L.P. in exchange for a 99% limited partnership interest therein. On that same date, Mr. Abrams also contributed 6,122 shares of Common Stock to Kandu Corp. in exchange for all Kandu Corp.'s outstanding common stock. These shares had previously been held by Mr. Abrams since prior to the time that the Issuer had become subject to the Securities Exchange Act of 1934, as amended, as a reporting company

         On May 19, 1999, Kandu Corp. contributed 6,122 shares of Common Stock to Kandu, L.P. in exchange for a 1% general partnership interest in Kandu, L.P.

Item 4.     Purpose of Transaction.

         Kandu, L.P. acquired the 612,208 shares of Common Stock as a result of the transactions described in Item 3. These transactions were completed for estate planning purposes and to facilitate future investment management. Neither Kandu, L.P., Kandu Corp. nor Mr. Abrams have any plans or proposals which relate to or would result in any of the events described in Items 4(a) - (j) of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

       (a)  See Boxes 11 and 13 of each of cover pages 2 - 4 and see Item 4.

       (b)  See Boxes 7, 8, 9, and 10 of each of pages 2 - 4.

       (c)  See Items 3 and 4.

       (d)  Not applicable.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationship with Respect to Securities of the Issuer.

         Pursuant to a limited partnership agreement of Kandu Partners, L.P., by and among Kandu Corp. as general partner, and Mr. Abrams, as sole limited partner, dated May 10, 1999 (the "Limited Partnership Agreement"), Kandu Corp. is the sole general partner of Kandu, L.P. Except as provided in the Limited Partnership Agreement, Kandu Corp. will have full and exclusive responsibility and discretion in the management, operation and control of Kandu, L.P. These powers include the ability to cause Kandu, L.P. to dispose of and vote the shares of Common Stock held by Kandu, L.P. Kandu, L.P. was formed on May 10, 1999 and shall continue until the first to occur of (i) December 31, 2049, or
(ii) the dissolution of Kandu, L.P. pursuant to the express provisions of the Limited Partnership Agreement.

Item 7.      Material to Be Filed as Exhibits.

Exhibit A    Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the
             Securities Exchange Act of 1934, as amended, among Kandu Partners,
             L.P., Kandu Management Corp. and Bernard W. Abrams.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          May 27, 1999
                              -----------------------------------
                                             (Date)


                              Kandu Partners, L.P.

                              By:  Kandu Management Corp., its
                                   general partner

                                   By: /s/ Bernard W. Abrams
                                       ----------------------------
                                       Bernard W. Abrams, President


                              Kandu Management Corp.


                              By:  /s/ Bernard W. Abrams
                                   ----------------------------
                                   Bernard W. Abrams, President


                              /s/ Bernard W. Abrams
                              ----------------------------
                              Bernard W. Abrams


                                  Page 8 of 8